Exhibit 99.2

FOR IMMEDIATE RELEASE

Creative Realities Reports First Quarter 2022 Results

•	Announces revenue of $10.8 million
•	Reaffirms 2022 Revenue Guidance to Exceed $43 Million

LOUISVILLE, KY – May 16, 2022 – Creative Realities, Inc. (“Creative Realities,” “CRI,” or the “Company”) (NASDAQ: CREX, CREXW), a leading provider of digital signage solutions, announced its financial results for the three months ended March 31, 2022.

Rick Mills, Chief Executive Officer, commented “During the first quarter of 2022, we completed financing activities and closed on our previously announced acquisition of Reflect Systems, Inc. (“Reflect”). Customers spoke immediately, with Creative Realities and Reflect initially winning a $10 million customer project which began in February and will continue deployment through the first quarter of 2023. Despite combined company results which include only 44 days with Reflect in our consolidated results, we produced record revenue of approximately $10.8 million. Our current client base continues to expand, as evidenced by the expansion in our annual recurring run-rate to in excess of $13.5 million per year. Our pipeline for potential new logos and new clients has never been more robust.”

Mr. Mills continued, “Our primary focus remains in expanding the number of SaaS devices managed via our digital signage software, in turn increasing the value of our Company through increasing in our annual recurring services revenue. As we grow the software subscription base and continue to integrate Creative Realities and Reflect, we expect to further enhance our operating leverage and improve financial results.”

“With the expansion of our SaaS revenue and the momentum within our pipeline, we reiterate our expected target to generate revenue in excess of $43 million during 2022, which would represent an organic growth rate in excess of 40% on a pro forma, combined company basis as compared to 2021. We remain on track to deliver 25% growth in our annual recurring revenue on a pro forma, combined company basis in 2022.”

Mr. Mills concluded, “We are proud about the work we have completed thus far, but remain even more engaged and excited about what is to come for Creative Realities. We are positioned to service enterprise customers with our end-to-end offering and to drive profitability through our increased scale.”

First Quarter 2022 Financial Overview

All results herein represent the financial results of Creative Realities, Inc. and include financial results for Reflect Systems, Inc. for the period February 17, 2022 – March 31, 2022 during which Reflect operated as a wholly owned subsidiary of Creative Realities following their merger on February 17, 2022.

Key Highlights:

•	Revenue growth of $5.8 million, or 115%
•	Annual Recurring Revenue run-rate exceeds $13.5 million

Revenue, gross profit, and gross margin:

•	Revenues were $10.8 million, representing an increase of $5.8 million, or 115%, as compared to the same period in 2021 despite a reduction in revenues generated from the sale of our Safe Space Solutions products and services of $0.9 million. Revenues generated from our core digital signage products and services increased $6.6 million, or 133% in 2022 as compared to 2021, despite continued supply chain disruptions related to semiconductor chips delaying the delivery of digital displays and media players to the Company.

•	CRI acquired Reflect on February 17, 2022, and the Company’s consolidated results for the three months ended March 31, 2022 include 44 days of Reflect’s operations. Had the companies completed the Merger as of December 31, 2021, the combined company would have revenue in excess of $12 million during the three months ended March 31, 2022.

•	Hardware revenues were $6.5 million in 2022, an increase of $3.6 million, or 129%, as compared to the prior year. Services and other revenues were $4.3 million in 2022, an increase of $2.1 million, or 96% with the inclusion of 44 days of Reflect in the consolidated results.

•	Managed services revenue, which includes both software-as-a-service (“SaaS”) and help desk technical subscription services, were $2.7 million in the three months ended March 31, 2022 as compared to $1.3 million in the same period in 2021, which included $0.8 million contributed by Reflect in the 44 days from February 17 – March 31, 2022. The Company’s annual recurring revenue run-rate exceeds $13.5 million as of March 31, 2022.

•	Gross profit increased by $1.7 million, or 74% driven by an increase in revenue but offset by a reduction in gross profit margin. Gross profit margin decreased to 36.2% from 44.6% driven by a shift in revenue mix to 60% hardware in the first quarter of 2022 related to a material customer rollout underway. We expect this contraction in gross profit margin to be less severe as we move into the second quarter of 2022 and beyond, with significant pressure in the current quarter driving by a single, large-scale/hardware-heavy deployment.

Operating expenses:

•	Sales and marketing expenses increased by $0.4 million, or 111%, from $0.3 million during the three months ended March 31, 2021 to $0.7 million in the three months ended March 31, 2022, driven by the acquisition of Reflect during the period. Immediately following the acquisition of Reflect, the company integrated the sales and marketing functions and does not disaggregate these expenses between the two legacy companies. Through the acquisition and integration activities, the Company has adopted certain tools, technology, and processes – particularly with respect to digital marketing utilized to generate demand and qualified sales leads – that were only minimally invested into by Creative Realities in the past. Additionally, the Company formally engaged an investor relations firm, HaydenIR, and has increased investor relations activities, including conferences and presentations. As a result, we expect the sales and marketing expenses of the combined company to continue at the current pace for future periods.

•	Research and development expenses increased $0.1 million, or 41% in 2022, from $0.1 million during the three months ended March 31, 2021 to $0.2 million during the three months ended March 31, 2022, driven primarily by the acquisition of Reflect. Through the acquisition of Reflect, we acquired a fully staffed, experienced software development team and elected to keep these resources intact, in full, particularly given employment market conditions with respect to talented software engineers. We have integrated the pre-existing CRI development team with the acquired team and have experienced speed to market on feature and functionality development activities from enhancing this resource pool. We expect this elevated level of expense to continue into the future as we continue to develop our current and future product set.

•	General and administrative expenses – excluding bad debt expense – increased $0.6 million, or 31%, from $2.1 million during the three months ended March 31, 2021 to $2.7 million during the three months ended March 31, 2022, driven by the acquisition of Reflect. While the company anticipates carrying higher general and administrative expenses moving forward as a result of the acquisition of Reflect, the integration activities include several projects that we expect will be realized by the end of 2022. Bad debt expense returned to a more normalized rate of $0.1 million during the three months ended March 31, 2022, representing an increase of $0.6 million as compared to 2021 as the result of a bankruptcy recovery in the same period in 2021. Our general and administrative expenses also include $0.6 million in non-cash stock compensation expenses.

Operating loss, net income, and EBITDA:

•	Operating loss was $1.0 million during the three months ended March 31, 2022, inclusive of the following $1.7 million in non-cash charges:
o	Amortization of intangible assets: $0.7 million, with $0.4 million the result of one-half of one quarter of incremental amortization related to intangible assets recorded during the acquisition of Reflect;
o	Deal and transaction costs: $0.4 million in expenses incurred to facilitate the Reflect acquisition and related financing activities; and
o	Non-cash employee & director stock compensation expenses: $0.6 million for both time and performance vesting options.

•	Net income was $2.5 million during the three months ended March 31, 2022 including:
o	$5.5 million gain on marking outstanding warrants to fair value;
o	$1.2 million charge related to the issuance of warrants in exchange for a debt waiver;
o	$0.5 million of interest expense, $0.2 million of which represents non-cash amortization of debt discount recorded in conjunction with the issuance of warrants; and
o	$0.3 million loss related to amending our debt facilities.

•	EBITDA was $4.1 million in 2022, with Adjusted EBITDA of $0.6 million. Adjusted EBITDA margin was 6% during the period.

Conference Call Details

The Company will host a webinar to review the results and provide additional commentary about the Company’s recent performance and the Reflect merger, which is scheduled for Tuesday, May 17, 2022 at 9:00 am Eastern Time.

Prior to the call, participants should register at bit.ly/CRIearnings2022Q1. Once registered, participants can use the weblink provided in the registration email to listen to and view prepared materials via live webcast.  An archived edition of the conference call will also be posted on our website at www.cri.com later that same day and will remain available to interested parties via the same link for one year.

About Creative Realities, Inc.

Creative Realities helps clients use place-based digital media to achieve business objectives such as increased revenue, enhanced customer experiences, and improved productivity. The company designs, develops and deploys digital signage experiences for enterprise-level networks, and is actively providing recurring SaaS and support services across diverse vertical markets, including but not limited to retail, automotive, digital-out-of-home (DOOH) advertising networks, convenience stores, foodservice/QSR, gaming, theater, and stadium venues.

With its recent acquisition of Reflect Systems, Inc., a leading provider of digital signage software platforms, the company is poised to extend its product and service offering and accelerate growth in SaaS revenue. While Reflect provided a broad range of digital signage solutions, Reflect’s flagship products are the market-leading ReflectView digital signage platform and Reflect AdLogic ad management platform. ReflectView is the industry’s most comprehensive, scalable, enterprise-grade digital signage platform, powering enterprise customer networks. Meanwhile, Reflect AdLogic has become the benchmark for digital signage powered ad networks, delivering nearly 50 million ads daily. The acquisition of Reflect also brought to the Company a media sales division with the expertise and relationships to help any digital signage venue owner develop and execute a monetization plan for their network.

The combined company has operations across North America with active installations in more than 10 countries.

Use of Non-GAAP Measures

Creative Realities, Inc. prepares its consolidated financial statements in accordance with United States generally accepted accounting principles (“GAAP”). In addition to disclosing financial results prepared in accordance with GAAP, the Company discloses information regarding “EBITDA” and “Adjusted EBITDA.” CRI defines “EBITDA” as earnings before interest, income taxes, depreciation and amortization of intangibles. CRI defines “Adjusted EBITDA” as EBITDA excluding stock-based compensation, fair value adjustments and both cash and non-cash non-recurring gains and charges. EBITDA and Adjusted EBITDA are not measures of performance defined in accordance with GAAP. However, EBITDA and Adjusted EBITDA are used internally in planning and evaluating the Company’s operating performance. Accordingly, management believes that disclosure of these metrics offers investors, bankers and other stakeholders an additional view of the Company’s operations that, when coupled with the GAAP results, provides a more complete understanding of the Company’s financial results.

EBITDA and Adjusted EBITDA should not be considered as an alternative to net income/(loss) or to net cash used in operating activities as measures of operating results or liquidity. Our calculation of EBITDA and Adjusted EBITDA may not be comparable to similarly titled measures used by other companies, and the measures exclude financial information that some may consider important in evaluating the Company’s performance. A reconciliation of GAAP net income/(loss) to EBITDA and Adjusted EBITDA is included in the accompanying financial schedules.

For further information, please refer to Creative Realities, Inc.’s filings available online at www.sec.gov, including its Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 22, 2022.

Cautionary Note on Forward-Looking Statements

This press release contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, Section 21E of the Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995, and includes, among other things, discussions of our business strategies, product releases, future operations and capital resources. Words such as "estimates," "projected," "expects," "anticipates," "forecasts," "plans," "intends," "believes," "seeks," "may," "will," "should," "future," "propose" and variations of these words or similar expressions (or the negative versions of such words or expressions) are intended to identify forward-looking statements. Forward-looking statements are not guarantees of future performance, conditions or results. They are based on the opinions, estimates and beliefs of management as of the date such statements are made, and they are subject to known and unknown risks, uncertainties, assumptions and other factors, many of which are outside of our control, that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. Some of these risks are discussed in the “Risk Factors” section contained in Item 1A of our Annual Report on Form 10-K for the year ended December 31, 2021 and the Company’s subsequent filings with the U.S. Securities and Exchange Commission. Important factors, among others, that may affect actual results or outcomes include: our ability to effectively integrate Reflect’s business operations, our strategy for customer retention, growth, product development, market position, financial results and reserves, our ability to execute on our business plan, our ability to retain key personnel, potential litigation, supply chain shortages, and general economic and market conditions impacting demand for our products and services, including those as a result of the COVID-19 pandemic. Readers should not place undue reliance upon any forward-looking statements. We assume no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Contact

Christina Davies

cdavies@ideagrove.com

Investor Relations:

ir@cri.com

https://investors.cri.com/

RECONCILIATION OF GAAP NET LOSS TO ADJUSTED EBITDA

(in thousands, unaudited)

Creative Realities, Inc. prepares its consolidated financial statements in accordance with United States generally accepted accounting principles (“GAAP”). In addition to disclosing financial results prepared in accordance with GAAP, the Company discloses information regarding “EBITDA” and “Adjusted EBITDA.” CRI defines “EBITDA” as earnings before interest, income taxes, depreciation and amortization of intangibles. CRI defines “Adjusted EBITDA” as EBITDA excluding stock-based compensation, fair value adjustments and both cash and non-cash non-recurring gains and charges.

EBITDA and Adjusted EBITDA are non-GAAP financial measures and should not be considered as a substitute for net income (loss), operating income (loss) or any other performance measure derived in accordance with United States generally accepted accounting principles (“GAAP”) or as an alternative to net cash provided by operating activities as a measure of CRI’s profitability or liquidity. CRI’s management believes EBITDA and Adjusted EBITDA are useful financial metrics because they allow external users of CRI’s financial statements, such as industry analysts, investors, lenders and rating agencies, to more effectively evaluate CRI’s operating performance, compare the results of its operations from period to period and against CRI’s peers without regard to CRI’s financing methods, hedging positions or capital structure and because it highlights trends in CRI’s business that may not otherwise be apparent when relying solely on GAAP measures. CRI also presents EBITDA and Adjusted EBITDA because it believes EBITDA and Adjusted EBITDA are important supplemental measures of its performance that are frequently used by others in evaluating companies in its industry. Because EBITDA and Adjusted EBITDA exclude some, but not all, items that affect net income (loss) and may vary among companies, the EBITDA and Adjusted EBITDA CRI presents may not be comparable to similarly titled measures of other companies.

The following table presents a reconciliation of EBITDA and Adjusted EBITDA from net loss, CRI’s most directly comparable financial measure calculated and presented in accordance with GAAP.

	Quarters Ended
	March 31	December 31,	September 30,	June 30	March 31,
Quarters ended	2022	2021	2021	2021	2021
GAAP net income (loss)	$2,502	$(1,722)	$(343)	$1,025	$1,272
Interest expense:
Amortization of debt discount	181	29	29	29	72
Other interest, net	268	160	158	153	177
Depreciation/amortization:
Amortization of intangible assets	680	302	320	317	312
Amortization of finance lease assets	-	-	-	-	4
Amortization of employee share-based awards	469	324	329	329	512
Depreciation of property, equipment	27	27	27	27	28
Income tax expense/(benefit)	3	13	1	7	1
EBITDA	$4,130	(867)	$521	1,887	2,378
Adjustments
(Gain)/loss on fair value of debt	-	-	-	-	(166)
(Gain)/loss on fair value of warrant liability	(5,469)	-	-	-	-
(Gain)/loss on settlement of obligations	295	-	(256)	(1,628)	(1,565)
(Gain)/loss on debt waiver consent	1,212	-	-	-	-
Deal and transaction expenses	391	518	-	-	-
Other income	(6)	-	-	-	-
Stock-based compensation – Director grants	82	318	27	27	27
Adjusted EBITDA	$635	(31)	$292	286	674